NEWS RELEASE 10-13	APRIL 5, 2010

FRONTEER REPORTS METALLURGICAL RESULTS AND 2010 WORK-PROGRAM FOR HALILAGA COPPER GOLD PROJECT

Fronteer (FRG – TSX/NYSE) announces the 2010 work-program activities and promising metallurgical results from previously unreported work at Halilaga, a growing copper-gold porphyry deposit in northwestern Turkey.

A $2.7 million drill program has been planned for 2010 at Halilaga. The program will include 10,000 metres of core drilling, with 8,500 metres of drilling planned for Halilaga’s main Central Zone, and the remainder planned for targets outside this zone. Drilling is expected to commence in June. We also anticipate completing a project first resource estimate by year-end. The program operator is Teck Resources Limited’s Turkish subsidiary (“TMST”), Fronteer’s 60% joint venture partner. Fronteer’s 40% share of the anticipated 2010 Phase I costs is approximately $1.1 million.

The recent 5,670 metre, 18-hole drill program by TMST, which commenced in September 2009 and finished in mid-January 2010, has outlined copper-gold mineralization over a strike length of 1,200 metres and a width of 400 metres, with thicknesses of up to 400 metres. The Central Zone is exposed at surface and remains open to the north and south, to the east under younger volcanic cover, and to depth. An important component of copper-gold mineralization at Halilaga is the occurrence of high-grade supergene mineralization starting at, or near, surface and which locally reaches 40 metres in thickness. Additional assays are pending from TMST’s recently completed work program.

“Halilaga provides Fronteer with real upside exposure to a significant copper-gold project in a district with excellent infrastructure. Porphyry copper-gold deposits have become an increasingly important part of global gold production because of their size, long mine life and strong cash flow potential,” says Mark O’Dea, Fronteer President and CEO.

Metallurgical test work

Previously unreported preliminary metallurgical test work was conducted in 2008. Composites were taken from the first 200 metres of samples from two holes (HD-01 and HD-04). These samples were sent to G&T Metallurgical Services Ltd., of Kamloops, B.C., for flotation tests and follow up mineralogy by TMST. Initial tests determined that mineralized samples from the two holes responded consistently well to flotation and produced a high-grade concentrate.

Copper and gold were effectively recovered using a simple, open-circuit flotation flow-sheet. A final concentrate grade of 35-40% copper with 85-90% overall copper recovery was achievable using three stages of cleaning. Gold grades in the final concentrate were approximately 25 grams per tonne with overall gold recovery in the range of 65-70%. Variability testing showed a consistent metallurgical response with depth. No special reagents were required to treat the samples.

These test results are preliminary and not optimized. It is expected that further optimization of test conditions will result in improvements in copper and gold recoveries at the same concentrate grades. It is recommended that additional drill hole samples from Halilaga be tested using the flow sheet developed in this program to verify they have a similar metallurgical response to the samples from the initial two holes.

As a growing and potentially large-scale asset, Halilaga provides Fronteer with significant optionality as the company continues its focus on building low-cost gold production in Nevada. Our gold development pipeline in Nevada includes the Long Canyon, Northumberland and Sandman projects. All three gold deposits have high-grade gold starting at- or near-surface, are potentially open-pit mineable and have encouraging production attributes. We aim to build regional production by advancing these projects over the near-term using existing cash resources. We anticipate further deposit growth, which may add significant gold ounces to our ledger and pending results from a variety of development activities to clearly define the economic strength of our projects.

Steve Cole, P.Eng, Director of Engineering, Aurora, a subsidiary of Fronteer, is the Qualified Professional who has reviewed and approved the metallurgical content in this release as reflecting the data provided by TMST. For additional information on Halilaga, including a complete property description, please see our AIF, dated March 29, 2010, or the NI 43-101 technical report entitled "NI 43-101 Technical Report on the Halilaga Exploration Property, Canakkale, Western Turkey", dated March 30, 2009, prepared by Peter Grieve, of Geology and Resource Solutions Limited, as filed on SEDAR.

ABOUT FRONTEER

We intend to become a significant gold producer. Our solid financial position and strong operational team give us the ability to advance our key gold projects through to production. Our future potential production platform includes our Long Canyon, Sandman and Northumberland projects – all located in Nevada, one of the friendliest gold-mining jurisdictions in the world. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O'Dea, President & CEO
Troy Fierro, COO
John Dorward, VP, Business Development
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, size and timing of exploration and development program, planned drill locations and, budget amounts involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.